UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A	Estimated average burden hours per response. . 15

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Danielson Holding Corporation

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

236274106

(CUSIP Number)

Third Avenue Management LLC
Attn: Mr. David Barse
622 Third Avenue, 32nd Floor
New York, New York 10017
(212) 888-5222

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 11, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 236274106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Third Avenue Management LLC (EIN 01-0690900)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC (See Item 3.)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,535,622

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,535,622

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,535,622

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2% (1)

14.	Type of Reporting Person (See Instructions) IA

(1) Calculated based on 72,772,276 shares of Common Stock outstanding as of June 9, 2004, based upon information provided to the Reporting Persons by the Issuer.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Martin J. Whitman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,254,145 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,254,145 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,254,145 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)

13.	Percent of Class Represented by Amount in Row (11) 1.7% (2)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes: (i) 935,649 shares beneficially owned by Mr. Whitman (including 166,426 shares of Common Stock owned by Mr. Whitman’s wife) and (ii) 318,496 shares of Common Stock owned by a private investment company of which Mr. Whitman is the principal shareholder. Excludes 4,535,622 shares of Common Stock beneficially owned by TAM.

(2) Calculated based on 72,772,276 shares of Common Stock outstanding as of June 9, 2004, based upon information provided to the Reporting Persons by the Issuer.

EXPLANATORY NOTE

This Amendment No. 1 amends and supplements the Schedule 13D originally filed on December 12, 2003 (the “Original Schedule 13D”) by Third Avenue Management LLC (“TAM”) and Martin J. Whitman (collectively, the “Reporting Persons”) relating to the common stock, par value $0.10 per share (“Common Stock”), of Danielson Holding Corporation, a Delaware corporation (the “Issuer”).

This Amendment is being filed following (i) the acquisition by TAVF of an aggregate of an additional 1,943,838 shares of Common Stock pursuant to a pro rata rights offering to all stockholders by the Issuer completed on June 11, 2004 (the “Rights Offering”) and (ii) the acquisition by Mr. Whitman of an aggregate of an additional 582,729 shares of Common Stock acquired pursuant to the Rights Offering (such shares include 77,328 shares of Common Stock acquired by Mr. Whitman’s wife pursuant to the Rights Offering and 147,987 shares of Common Stock acquired by a private investment company of which Mr. Whitman is the principal shareholder pursuant to the Rights Offering).

The Reporting Persons are filing jointly and the agreement among the Reporting Persons to file jointly was filed in the Original Schedule 13D and is incorporated herein by reference. Unless otherwise defined, capitalized terms used in this Amendment No. 1 shall have the meaning ascribed to them in the Original Schedule 13D filed by the Reporting Persons on December 12, 2003.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Item 3 of the Original Schedule 13D is hereby amended and supplemented by inserting the following text immediately after the last paragraph of Item 3 of the Original Schedule 13D:

On May 18, 2004, the Issuer commenced the Rights Offering of up to 27,438,118 shares of its Common Stock, in which it issued at no charge one non-transferable warrant with respect to each share of its Common Stock outstanding as of the close of business on May 17, 2004. Holders of warrants were entitled to purchase 0.75 shares of the Issuer’s Common Stock for every warrant held at an exercise price of $1.53 per share. The Issuer also granted an oversubscription privilege to its holders, permitting its holders to purchase additional shares of its Common Stock at the exercise price if other holders of warrants did not fully exercise their warrants (“Oversubscription Privilege”). Pursuant to the Note Purchase Agreement, each of Laminar, SZI and TAVF were not permitted to exercise such Oversubscription Privilege.

On June 11, 2004, the Issuer completed the Rights Offering. Each of Laminar, SZI and TAVF acquired additional shares of the Common Stock in the Rights Offering. The Issuer has advised that the proceeds of the Rights Offering were used to repay the Bridge Loan and for general working capital purposes. The Issuer repaid the Bridge Loan in full on June 11, 2004.

On June 11, 2004, the Issuer repaid the outstanding principal and interest on the TAVF Note of $10,643,333.33. Such payment constitutes payment in full of the TAVF Note as of June 11, 2004 and complete satisfaction of all of the Issuer’s obligations to TAVF under the TAVF Note. In addition, on June 11, 2004, TAVF acquired 1,943,838 shares of Common Stock at $1.53 per share pursuant to the Rights Offering for an aggregate purchase price of $2,974,072.14.

Pursuant to the Rights Offering, Mr. Whitman also acquired shares of Common Stock.  In the aggregate, including shares acquired pursuant to the Oversubscription Privilege, Mr. Whitman acquired 582,729 shares of Common Stock (including 77,328 shares of Common Stock acquired by Mr. Whitman’s wife and 147,987 shares of Common Stock acquired by a private investment company of which Mr. Whitman is the principal shareholder) at $1.53 per share for an aggregate purchase price of $891,575.37.

Item 4.	Purpose of the Transaction

The information set forth in Item 4 of the Original Schedule 13D is hereby amended and supplemented by inserting the following text immediately after the second paragraph of Item 4 of the Original Schedule 13D:

As a result of the Bankruptcy Court approval of the reorganization plan of Covanta, the Issuer’s acquisition of Covanta on March 10, 2004 and the completion of the Rights Offering on June 11, 2004, TAVF currently holds an aggregate of 4,535,622 shares of Common Stock.

Mr. Whitman also participated in the Rights Offering and upon the completion of the Rights Offering, held an aggregate of 1,254,145 shares of Common Stock (including 166,426 shares of Common Stock held by Mr. Whitman’s wife and 318,496 shares of Common Stock held by a private investment company of which Mr. Whitman is the principal shareholder).

Item 5.	Interest in Securities of the Issuer

The information set forth in Item 5 of the Original Schedule 13D is hereby amended and supplemented by deleting the text set forth in Item 5 of the Original Schedule 13D in its entirety and replacing it with the following text:

(a) and (b) To the knowledge of the Reporting Persons, based upon information provided to the Reporting Persons by the Issuer, there were 72,772,276 shares of Common Stock outstanding as of June 9, 2004. Based upon the foregoing, the 4,535,622 shares of Common Stock beneficially owned by TAM (the “Subject Shares”) represent approximately 6.2% of the issued and outstanding Common Stock. The Subject Shares exclude 8,588 shares of Common Stock previously reported by TAM and held on behalf of various separately managed clients for whom TAM acted as investment adviser. Such shares have been transferred out of accounts advised by TAM.

TAM possesses voting and dispositive control over shares of Common Stock held by TAVF under its discretionary authority. TAM is the sole investment adviser that manages TAVF.
TAM has the power to vote and dispose of the Subject Shares as follows:
(i) Sole power to vote or direct the vote: 4,535,622
(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 4,535,622
(iv) Shared power to dispose or direct the disposition: 0
Information with respect to the other persons named in Item 2 hereto is as follows (based on the total of 72,772,276 outstanding shares of Common Stock as described above):
• Mr. Whitman

(a) Amount beneficially owned: Mr. Whitman beneficially owns 1,254,145 shares of Common Stock, which includes (i) 166,426 shares of Common Stock beneficially owned by Mr. Whitman’s wife and (ii) 318,496 shares of Common Stock beneficially owned by a private investment company of which Mr. Whitman is the principal shareholder and excludes the 4,535,622 shares of Common Stock beneficially owned by TAM.

(b) Percent of class: 1.7%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 1,254,145
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 1,254,145
(iv) Shared power to dispose or direct the disposition: 0

Below is a table which sets forth the transactions in the Common Stock effected by Mr. Whitman (including his wife and a private investment company of which Mr. Whitman is the principal shareholder) during the past sixty days:

Transaction Date	Where and How Transaction Effected	Amount of Securities		Price per Share or Unit
06/09/2004	Exercise of warrant to purchase Common Stock (1)	308,855		$1.53
06/09/2004	Exercise of warrant to purchase Common Stock (1)	66,823	(3)	$1.53
06/09/2004	Exercise of warrant to purchase Common Stock (1)	127,881	(4)	$1.53
06/11/2004	Exercise of warrant to purchase Common Stock (2)	48,559		$1.53
06/11/2004	Exercise of warrant to purchase Common Stock (2)	10,505	(3)	$1.53
06/11/2004	Exercise of warrant to purchase Common Stock (2)	20,106	(4)	$1.53

(1) Pursuant to the Rights Offering.

(2) Election to purchase additional shares of Common Stock pursuant to the Oversubscription Privilege, the amount of which was not determinable prior to the closing of the Rights Offering referred to in footnote 1 above.

(3) Such shares of Common Stock are directly owned by Mr. Whitman’s wife.
(4) Such shares of Common Stock are directly owned by a private investment company of which Mr. Whitman is the principal shareholder.
• Mr. Barse

(a) Amount beneficially owned: 486,932 shares of Common Stock (including shares underlying currently exercisable options to purchase an aggregate of 138,425 shares of Common Stock at an exercise prices ranging from $5.3125 per share to $7.0625 per share).

(b) Percent of class: .05%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 486,932
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 486,932
(iv) Shared power to dispose or direct the disposition: 0
Below is a table which sets forth the transactions in the Common Stock effected by Mr. Barse during the past sixty days:

Transaction Date	Where and How Transaction Effected	Amount of Securities	Price per Share or Unit
05/13/2004	Exercise of option to purchase Common Stock	100,000	$3.37
05/13/2004	Exercise of option to purchase Common Stock	50,000	$4.00
05/13/2004	Exercise of option to purchase Common Stock	25,000	$3.6563
05/13/2004	Exercise of option to purchase Common Stock	11,575	$5.3125
05/13/2004	Payment of exercise price for option to purchase Common Stock by delivering Common Stock in connection therewith	40,798	$8.65
06/09/2004	Exercise of warrant to purchase Common Stock (1)	139,931	$1.53
06/11/2004	Exercise of warrant to purchase Common Stock (2)	22,001	$1.53

(1) Pursuant to the Rights Offering.

(2) Election to purchase additional shares of Common Stock pursuant to the Oversubscription Privilege, the amount of which was not determinable prior to the closing of the Rights Offering referred to in footnote 1 above.

• Mr. Hall
(a) Amount beneficially owned: 8,750 shares of Common Stock.
(b) Percent of class: 0.001%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 8,750
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 8,750
(iv) Shared power to dispose or direct the disposition: 0

Transaction Date	Where and How Transaction Effected	Amount of Securities	Price per Share or Unit
05/13/2004	Exercise of option to purchase Common Stock	10,000	$3.37
05/13/2004	Exercise of option to purchase Common Stock	5,000	$4.00
05/13/2004	Payment of exercise price for option to purchase Common Stock by delivering Common Stock in connection therewith	7,000	$8.65
05/13/2004	Open market sale of Common Stock	10,000	$8.3175
06/09/2004	Exercise of warrant to purchase Common Stock (1)	3,750	$1.53

(1) Pursuant to the Rights Offering.
Each of the Reporting Persons disclaims beneficial ownership of any securities of the Issuer beneficially owned by Laminar or SZI.
Mr. Whitman disclaims beneficial ownership of TAM share holdings. The Reporting Persons have not acted and do not act in concert or as a group in acquiring, holding or disposing of the Common Stock.

Except as set forth above, as of the date hereof, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 hereto, owns any shares of Common Stock.

(c) Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by any of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 hereto.

(d) TAVF has the right to receive dividends from, and the proceeds from the sale of, the 4,535,622 shares reported by TAM. Various other separately managed clients for whom TAM previously acted as investment adviser have transferred 8,588 shares of Common Stock from TAM’s account. Since such date, TAM no longer has the right to receive dividends from, and the proceeds from the sale of, such shares. Mr. Whitman has the right to receive dividends from, and the proceeds from the sale of, the 1,254,145 shares reported by Mr. Whitman. Mr. Barse has the right to receive dividends from, and the proceeds from the sale of, the 348,507 shares beneficially owned by Mr. Barse. Mr. Hall has the right to receive dividends from, and the proceeds from the sale of, the 8,750 shares beneficially owned by Mr. Hall.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1*

Note Purchase Agreement among Danielson Holding Corporation, SZ Investments, L.L.C., D. E. Shaw Laminar Portfolios, L.L.C.  and Third Avenue Trust, on behalf of Third Avenue Value Fund Series, dated as of December 2, 2003 (incorporated by reference from Exhibit 2.2 to Danielson Holding Corporation’s Current Report on Form 8-K filed on December 5, 2003).

Exhibit 2*

Registration Rights Agreement among Danielson Holding Corporation, SZ Investments, L.L.C., D. E. Shaw Laminar Portfolios, L.L.C. and Third Avenue Trust, on behalf of Third Avenue Value Fund Series, dated as of December 2, 2003 (incorporated by reference from Exhibit 4.1 to Danielson Holding Corporation’s Current Report on Form 8-K filed on December 5, 2003).

Exhibit 3*

Disclaimer of Affiliation and Control, submitted by Third Avenue Trust, on behalf of the Third Avenue Value Fund Series, to the Insurance Commissioner of the State of California, dated December 2, 2003, as amended by the Amendment and Supplement to Disclaimer of Affiliation and Control, dated December 12, 2003 (incorporated by reference from Exhibit 3 to the Schedule 13D filed by Third Avenue Management LLC with respect to the Issuer on December 12, 2003).

Exhibit 4*

Disclaimer of Affiliation and Control, submitted by Third Avenue Trust, on behalf of the Third Avenue Value Fund Series, to the Insurance Commissioner of the State of Montana, dated December 2, 2003, as amended by the Amendment and Supplement to Disclaimer of Affiliation and Control, dated December 12, 2003 (incorporated by reference from Exhibit 4 to the Schedule 13D filed by Third Avenue Management LLC with respect to the Issuer on December 12, 2003).

Exhibit 5*

Joint Filing Agreement between Third Avenue Management LLC and Martin J. Whitman, dated December 12, 2003 (incorporated by reference from Exhibit 5 to the Schedule 13D filed by Third Avenue Management LLC with respect to the Issuer on December 12, 2003).

*               Incorporated herein by reference as indicated.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: July 7, 2004

THIRD AVENUE MANAGEMENT LLC

	By:	/s/ Martin J. Whitman
		Name:	Martin J. Whitman
		Title:	Co-Chief Investment Officer

MARTIN J. WHITMAN

/s/ Martin J. Whitman
Martin J. Whitman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).